UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#300, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: February 3, 2021	By:	/s/ Jim Keough
Name: Jim Keough
Title: Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit
99.1	Underwriting Agreement by and between Sundial Growers Inc. and Canaccord Genuity LLC, dated February 2, 2021
99.2	Form of Series A and B Warrants